YELLOW7
104 Hardwicke Lane
Little Elm, Texas 75068

January 14, 2011

Larry Spirgel
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-8561

Re:           Yellow7, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed: December 23, 2010
File No.: 333-170578

Dear Mr. Spirgel:

We are in receipt of your correspondence dated December 9, 2010, with respect to the above-referenced filing. For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

Registration Statement on Form S-1

General

1.	The sales price was inadvertently set forth as $.50 when in fact it was $.25 per share. Appropriate corrections have been made to reflect the $.25 purchase price.

Prospectus Cover Page

2.
The reference referring to periodic offers and sales of 2,510,000 shares of common stock by the Company has been deleted.  Only selling shareholders will be able to make such periodic offers once registered.

3.	Disclosure has been revised to refer to the Over the Counter Bulletin Board on a consistent basis throughout the Registration Statement.

4.	The disclosure previously requested has been moved to the second paragraph on page 4.

 Risk Factors, page 7

Changing and unpredictable market conditions may impact… page 7

5.	The risk factor relative to changing and unpredictable market conditions has been revised to present the most accurate disclosure as to the Company’s market and the demand for its services.

While Yellow7, Inc. expects to apply for listing on the OTC Bulletin Board…. page 7

6.
The risk factor heading relative to the OTC Bulletin Board listing has been revised to reflect that the Company’s securities are not listed on the OTC and there is no relationship between the Company and the OTC Bulletin Board.

Plan of Distribution, page 10

7.	Disclosure has been revised, as appropriate to reflect that the Company is an operating entity and the word “shell” has been deleted.

Selling Security Holders, page 11

8.
Clarification that none of the selling shareholders has had any position, office or material relating with the Company or its predecessors or affiliates during the last three years.  The selling shareholders received their shares pursuant to Rule 504 of Regulation D or Section 4(2).  The shares were acquired for cash services which assisted the Company’s growth and operations.  (see “Recent Sales of Unregistered Securities”)

9.	Revisions setting forth the correct percentage of shares held by each selling shareholder has been provided.

Description of Our Business, page 15

10.	Support materials for factual statements made in the Registration Statement have been provided with appropriate cross-references.

11.
With regard to your comment 11, the reference to online advertising spending refers to the companies that use advertising and the $169.9 billion in projected revenues refers to the companies that provide the advertising services.

12.
Supplementally, please be advised that there are literally hundreds of companies engaged in business advertising firms, public relations companies, web design companies, graphic design companies and search engine optimization firms.  We have listed a few who we believe are our most direct competition and their respective lines of business.

Management’s Discussion and Analysis, page 20

13.
Management’s Discussion and Analysis has been revised to state net income for the required periods.  Additional disclosure setting forth the reasons behind changes in revenues and expenses has been provided along with the fact that current trends show an increase in demand for our services.   A Liquidity and Capital Resources Section has been added to discuss short term and long term liquidity and capital needs over the next twelve (12) months.

14.	Disclosure referencing “the money we raise in this offering” reference to “the minimum funds raised in this offering” has been deleted since the Company is not raising any capital.

Executive Compensation, page 21

15.
An explanation as to how managing member distributions were included as compensation and how it was determined has been provided.  The total column has been added to the Summary Compensation Table as requested.  Further disclosure setting forth why we believe our officers will continue to receive this compensation has been provided.

Recent Sales of Unregistered Securities, page 26

16.
Supplementally, please be advised that Section 4(2) was intended to be disclosed as opposed to 4(1) based upon equity issued from the Company in a transaction not involving a public offering.  This section has been revised to clarify the dates of the transactions with selling shareholders.

Financial Statements

Statement of Operations, page F-4

17.
The financial statements have been revised to present required financials for the most recent fiscal year and latest interim period presented.  Financial Data Summary has been revised to reflect current information.

Revenue recognition, page F-7

18.	The revenue recognition policy ha been revised and expanded to discuss each significant source of revenue.

Furniture and Equipment, page F-7

19.
The leasehold improvements were installed at a former facility the Company leased from an unrelated third party. The improvements were being amortized over the lease terms (5 years).  When the lease terminated the Company relocated to its present location abandoning the improvements at that time.  The remaining value of the improvements were written off at that time.

If you have any questions or require any additional information, please do not hesitate to contact me.

Very truly yours,

/s/ Jason Burgess___________________
Jason Burgess
President